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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              POLLO TROPICAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LARRY J. HARRIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              POLLO TROPICAL, INC.
                             7300 N. KENDALL DRIVE
                              MIAMI, FLORIDA 33156
                                 (305) 670-7696
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                   Copies To:
                              BRUCE E. MACDONOUGH
             GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Pollo Tropical, Inc., a Florida corporation (the 'Company'), and the address of the principal executive offices of the Company is 7300 N. Kendall Drive, Miami, Florida 33156. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the 'Offer') described in the Tender Offer Statement on Schedule 14D-1, dated June 10, 1998 (as amended or supplemented, the 'Schedule 14D-1'), filed by Carrols Corporation, a Delaware corporation ('Carrols' or the 'Purchaser'), with the Securities and Exchange Commission (the 'Commission'), relating to an offer by Carrols to purchase all the issued and outstanding Shares at a price of $11.00 per Share, net to the seller in cash, without interest thereon (the 'Offer Price'), upon the terms and subject to the conditions set forth in Carrols' Offer to Purchase, dated June 10, 1998, and the related Letter of Transmittal (together the 'Offer Documents'), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Solicitation/Recommendation Statement on Schedule 14D-9 (this 'Schedule 14D-9'), respectively.

     The Offer Documents indicate that the principal executive offices of Carrols are located at 968 James Street, Syracuse, New York 13203. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 3, 1998 (the 'Merger Agreement'), between the Company and Carrols. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Company will be merged with and into Carrols (the 'Merger'), with Carrols continuing as the surviving corporation (the 'Surviving Corporation'). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by Carrols or any subsidiary of Carrols or of the Company or Shares held by shareholders who properly exercise their dissenters' rights under the Florida Business Corporation Act ('Florida Law')) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $11.00 per Share, net to the Seller in cash, without interest thereon (the 'Merger Consideration'), upon the surrender of the certificate formerly representing such Share ('Certificate'). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement attached hereto as Annex A under the headings 'Executive Compensation,' 'Security Ownership of Certain Beneficial Owners and Management' and 'Certain Relationships and Related Transactions.' Except as described therein or as otherwise disclosed in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings with respect to the Offer or the Merger Agreement, or any actual or potential conflicts of interest, between the Company or its affiliates and
(i) the Company, its executive officers, directors or affiliates or (ii) Carrols, its executive officers, directors or affiliates.
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     Stock Options.  The Merger Agreement provides that each holder of an outstanding option to purchase shares of the Company's Common Stock under the Company Stock Option Plans (as defined below) shall receive at the effective time of the Merger (the 'Effective Time'), for each share of the Company's Common Stock subject to such option, an amount (subject to any applicable withholding tax) in cash equal to the difference between $11.00 and the exercise price of such option.

     Indemnification Arrangements. Article IX of the Company's Articles of incorporation provides for indemnification of the officers and directors of the Company to the full extent permitted by law. A copy of such Article IX has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The Merger Agreement provides that the rights to indemnification set forth in the above-described provisions of the Company's Articles of Incorporation will survive the Merger and continue in effect in accordance with their terms. In addition, Carrols has agreed to provide for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides for coverage for events occurring at or prior to the Effective Time (the 'D&O Insurance') that is no less favorable in any material respect than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Carrols shall not be required to pay an annual premium for the D&O Insurance in excess of 150% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.

MERGER AGREEMENT

     As of June 3, 1998, the Purchaser and the Company entered into the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. The following is a summary of certain provisions of the Merger Agreement. The following summary does not purport to be complete and is qualified by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto and incorporated herein by reference. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to there being tendered, and not withdrawn prior to the expiration of the Offer, that number of Shares that would constitute a majority of the Shares then outstanding (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire shares) (the 'Minimum Condition'), and to the satisfaction of the other conditions described in Annex I to the Merger Agreement. The Merger Agreement provides that the Purchaser shall not waive the Minimum Condition or (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the conditions set forth in Annex I to the Merger Agreement (the 'Offer Conditions'), (iv) except as provided in the next sentence, extend the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend any other term of the Offer in any manner adverse to the holders of the Shares. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (A) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived (provided, however, that the expiration date may not be extended beyond August 7, 1998 without the consent of the Company), and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or (C) if all Offer Conditions are satisfied or waived but the number of shares of Company Common Stock tendered is less than 80% of the then outstanding number of shares of Company Common Stock (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares), extend the Offer for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest expiration date that would be permitted under clause (A) or
(B) of this sentence. Subject to the terms and conditions of the Offer and the Merger Agreement, the Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

     Designation of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser for, Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject

                                       2
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to compliance with Section 14(f) of the Exchange Act, representation on such
Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any of its subsidiary bears to (ii) the total number of Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be appointed or elected provided, however, that in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the 'Independent Directors'); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of the Purchaser or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger. Subject to applicable law, the Company shall take all action requested by the Purchaser necessary to effect any such appointment or election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (either separately or combined with this Schedule 14D-9), and the Company agrees to make such mailing with the mailing of this Schedule 14D-9 (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser's designees). In connection with the foregoing, the Company will promptly, at the option of the Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board of Directors of the Company as provided above.

     The Merger. The Merger Agreement provides that, at the Effective Time the Company will be merged with and into the Purchaser, and the Purchaser will continue as the Surviving Corporation. The Merger will become effective at such time as the Articles of Merger are duly filed with the Secretary of State of each of the State of Florida and the State of Delaware, or at such other time as the parties hereto agree shall be specified in the Articles of Merger (the date and time the Merger becomes effective, the 'Effective Time'). The parties expect to file the Articles of Merger as soon as practicable following the closing of the Merger, which will take place as promptly as practicable (and in any event within five (5) business days) after the conditions to the parties' obligation to effect the Merger have been satisfied or waived.

     Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or any of its subsidiaries, or Dissenting Shares (as defined in the Merger Agreement)) shall be cancelled and, subject to Section 1.6(d) of the Merger Agreement, shall be converted automatically into the right to receive an amount in cash equal to the Offer Price payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 3 hereof, of the certificate that formerly evidenced such Share. Each Share issued and outstanding immediately prior to the Effective Time owned by the Purchaser or any of its subsidiaries and each Share that is owned by the Company as treasury stock shall be cancelled and retired and cease to exist and no payment or distribution shall be made with respect thereto. Each share of Common Stock, par value $.0l per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $.0l per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     The Merger Agreement provides that (i) the Purchaser's Certificate of Incorporation in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law (the 'DGCL') and (ii) the bylaws of the Purchaser in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and that the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation.

     The respective obligations of the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to, among other things, the satisfaction of each of the following conditions: The Merger

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Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company, if and to the extent required by the FBCA, the Company Articles of Incorporation and the Company Bylaws. See Conditions to the Merger.

     Recommendation. The Company represents in the Merger Agreement that at a meeting duly called and held on May 29, 1998, the Company's Board of Directors adopted resolutions approving the Merger Agreement, the Offer and the Merger, determining that the terms of the Offer and the Merger are fair, from a financial point of view, to, and in the best interests of, the Company's shareholders and recommending that the Company's shareholders accept the Offer, tender their shares pursuant to the Offer and approve and adopt the Merger Agreement. The recommendation of the Board of Directors of the Company may be withdrawn, modified or amended if the Board of Directors of the Company determines in good faith, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), that the exercise of the director's fiduciary duties requires such withdrawal, amendment or modification. The Company has agreed to file a Solicitation/Recommendation Statement on Schedule 14D-9 containing such recommendations with the Commission and to mail such Schedule 14D-9 to the shareholders of the Company contemporaneous with the commencement of the Offer.

     Stock Options and Share Participation Plan. The Company shall take all actions necessary to cause, pursuant to the Company's 1993 Stock Option Plan, the Company's 1995 Stock Option Plan, the Company's 1995 Directors Stock Option Plan, the Company's 1995 Bonus/Fee Plan and the Company's 1995 Restricted Stock Plan (collectively, the 'Company Stock Option Plans'), and the Company shall give written notice to the holders of all outstanding options to acquire Shares (the 'Company Options') granted under the Company Stock Option Plans of, the following: (i) such Company Options shall be exercisable in full immediately prior to the Effective Time, and (ii) all Company Options that are not exercised prior to the Effective Time will terminate and expire as of the Effective Time. In addition, the written notice to each holder of Company Options shall include an offer to pay such holder at the Effective Time, in exchange for the cancellation of such holder's Company Options at the Effective Time, an amount in cash determined by multiplying (A) the excess, if any, of the Offer Price over the applicable exercise price per Share of the Company Option by (B) the number of Shares such holder could have purchased had such holder exercised such Company Option in full immediately prior to the Effective Time (such amount, the 'Option Consideration'), and each such Company Option shall thereafter be canceled.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has covenanted and agreed that: between the date of the Merger Agreement and the Effective Time, except as set forth in the Company Disclosure Schedule to the Merger Agreement (the 'Company Disclosure Schedule') or, unless the Purchaser shall otherwise agree in advance, which consent shall not be unreasonably withheld and shall be subsequently confirmed in writing, (i) the businesses of the Company and its Subsidiaries (as defined in the Merger Agreement) shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with prior practice (it being understood that the foregoing does not cover future events resulting from the public announcement of the Offer and the Merger), (ii) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or its Subsidiaries has significant business relations, (iii) the Company will comply with all applicable laws and regulations wherever its business is conducted, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act, except where such noncompliance would not have a Material Adverse Effect on the Company, (iv) the Company shall not commit to any significant capital expenditures except those related to developing, constructing, permitting, equipping and opening the five planned restaurants identified on the Company Disclosure Schedule, and (v) the Company shall not enter into any new franchise agreement. Between the date of the Merger Agreement and the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of

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or in substitution for shares of its capital stock, (iii) repurchase or otherwise acquire or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock, (iv) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date of the Merger Agreement under the Company Stock Option Plans, and formula grants of Company Options to directors pursuant to the 1995 Directors Stock Option Plan and the issuance by a wholly-owned Subsidiary of the Company of its capital stock to its parent, or (v) willfully take any action that would make the Company's representations and warranties set forth in
Article III of the Merger Agreement not true and correct in all material respects. Between the date of the Merger Agreement and the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) amend its articles of incorporation or bylaws or other equivalent organizational documents, (ii) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings under existing lines of credit (or under any refinancing of such existing lines), or (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company, (iii) make any loans or advances to any other person, other than advances to employees (that are not Affiliates of the Company) in accordance with past practice, (iv) merge or consolidate with any other entity in any transaction, or sell all or substantially all of its business or assets, (v) make any material change, other than in the ordinary course of business, consistent with past practice, or as required by the SEC or law, with respect to any accounting methods, principles or practices used by the Company (except insofar as may be required by a change in GAAP), (vi) make any change in employment terms for any of its directors or officers; (vii) make any change in employment terms for any of its employees outside the ordinary course of business consistent with past practices, (viii) make any change to the Company Benefit Plans except as required by law; (ix) materially amend or modify the form of franchise agreement with, the procedures or rules and regulations applicable to or the nature of its relationship with, its franchisees, or (x) commit or agree to take any of the actions described in
Section 5.1 of the Merger Agreement.

     No Solicitation. In the Merger Agreement, the Company agrees that the Company and its officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as hereinafter defined). Until the termination of the Merger Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or assistance), or knowingly take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition; provided, however, that if, at any time the Board of Directors of the Company determines in good faith, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Acquisition Proposal, and subject to compliance with the Merger Agreement, (x) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in reasonably customary form and (y) participate in discussions or negotiations regarding such Acquisition Proposal. For purposes of the Merger Agreement, 'Acquisition Proposal' means any inquiry, proposal or offer (or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in the foregoing) from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to the Purchaser of the transactions contemplated hereby.

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     In the Merger Agreement the Company further agrees that, except as set forth in the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Purchaser, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of the Company determines in good faith, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may (subject to the other applicable provisions of the Merger Agreement) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as hereinafter defined), cause the Company to enter into an agreement with respect to a Superior Proposal or terminate the Merger Agreement, but in each case only at a time that is after the third business day following the Purchaser's receipt of written notice (a 'Notice of Superior Proposal') advising the Purchaser that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to the Purchaser the Termination Fee (as such term is defined in the Merger Agreement). For purposes of the Merger Agreement, a 'Superior Proposal' means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 20% of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger.

     In addition to the obligations of the Company set forth in the prior two paragraphs, the Company shall promptly advise the Purchaser orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal.

     Nothing contained in the Merger Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

     Pursuant to the Merger Agreement, from the date hereof to the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents (collectively, the 'Representatives') of the Company to, afford the Representatives of the Purchaser full and complete access at all reasonable times to the properties, offices, restaurants and other facilities, books and records of the Company and its Subsidiaries, and shall furnish the Purchaser with all financial, operating and other data and information as the Purchaser, through its Representatives, may reasonably request.

     Except as otherwise agreed to by the Company, unless and until the Purchaser shall have purchased a majority of the outstanding Shares pursuant to the Offer or otherwise, and notwithstanding termination of the Merger Agreement, the terms of any confidentiality agreement between the Company and the Purchaser or any of its affiliates, agents or representatives shall apply to all information about the Company which is furnished under the Merger Agreement by the Company to any such person.

     Each of the Company and the Purchaser has agreed in the Merger Agreement to use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under law to consummate the Offer and to consummate and make effective the

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Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, using all commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement and to fulfill the conditions set forth in Article VI to the Merger Agreement.

     Pursuant to the Merger Agreement, each of the Company and the Purchaser has agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement, the Offer or the Merger and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or trading system to which the Purchaser or the Company is a party.

     Company Shareholders Meeting. If required by applicable law in order to consummate the Merger: (a) the Company shall, at the direction of the Purchaser, cause a meeting of its shareholders (the 'Company Shareholders' Meeting') to be duly called and held as soon as practicable following the consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger (the 'Company Shareholder Approval'), and the Company shall, at the direction of the Purchaser, solicit from holders of Shares entitled to vote at the Company Shareholders' Meeting proxies in favor of such approval and shall take all other action necessary or, in the judgment of the Purchaser, helpful to secure the vote or consent of such holders required by the FBCA or the Merger Agreement to effect the Merger.

     Proxy Statement. If required by applicable law in connection with the Merger, the Company will, at the direction of the Purchaser, as promptly as practicable following the consummation of the Offer prepare and file, a proxy or information statement relating to the Company Shareholders' Meeting (together with all amendments, supplements and exhibits thereto, the 'Proxy Statement') with the SEC and will use all commercially reasonable efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to the Company's shareholders at the earliest practical time. The Company has consented to the inclusion in the Proxy Statement of the recommendation of the Board of Directors of the Company described in Section 3.3(b) of the Merger Agreement, subject to any modification, amendment or withdrawal thereof, and has represented that NationsBanc Montgomery Securities LLC, the Company's financial advisor has, subject to the terms of its engagement letter with the Company (the 'Independent Advisor Engagement Letter'), consented to the inclusion of references to its opinion in the Proxy Statement. Notwithstanding the foregoing, if at any time the Purchaser shall acquire at least 80% of the outstanding Shares, the Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the expiration of the Offer and the satisfaction or waiver of the conditions set forth in Article VI of the Merger Agreement without the Company Shareholders' Meeting in accordance with Florida Law Section 607.1104.

     Indemnification. The Merger Agreement provides that all rights to indemnification by the Company existing on the date of the Merger Agreement in favor of each present and former director and officer of the Company (the 'Indemnified Parties') as provided in the Company Articles of Incorporation or the Company Bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date thereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of at least six (6) years from the Effective Time. The Merger Agreement further provides that the Purchaser will provide, or cause the Surviving Corporation to provide, for a period not less than six (6) years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the 'D&O Insurance') that is no less favorable in any material respect than the Company's existing D&O Insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 150% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount. The Merger Agreement will survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties and their respective heirs, personal representatives, successors and assigns, and shall be binding on all successors and assigns of the Surviving Corporation. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in Section 5.6 of the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations and warranties by the Company as to, among other things, organization and good standing, capitalization, authority for agreement, non-contravention, required filings and consents, compliance, reports and financial statements, information-supplied, absence of certain changes or events, taxes, title to assets, change of control agreements, litigation, contracts and commitments, employee benefit plans, labor and employment matters, environmental compliance and disclosure, affiliated transactions, intellectual property, brokers, antitakeover statutes, rights plan, Year 2000 compliance, and disclosure. In addition, the Purchaser represented and warranted as to, among other things, organization and good standing, authority for agreement, non-contravention, required filings and consents, information supplied, financial capability, brokers, interim operations of the Purchaser and disclosure.

     Conditions to the Merger. The obligations of each of the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver of certain conditions, including (i) if and to the extent required by Florida law, the DGCL, the Company's Articles of Incorporation, the Purchaser's Certificate of Incorporation, Company's Bylaws, and the Purchaser's Bylaws, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company and the Purchaser; (ii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity (as defined in the Merger Agreement) or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending; provided, however, that the parties invoking this condition shall use all commercially reasonable efforts to have any such order, injunction or other restraint vacated; (iii) there shall not be any action taken by any Governmental Entity, or any statute, vote, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and (iv) the Purchaser shall have previously accepted for payment and paid for all Shares tendered pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, whether before or after shareholder approval:

          (a) by mutual written consent of the Purchaser and the Company;

          (b) by either the Purchaser or the Company:

                (i) if (x) as a result of the failure of any of the Offer Conditions the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (y) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the 60th day after commencement of the Offer; provided, however, that such right to terminate the Merger Agreement pursuant to Section 7.1(b)(i) thereof shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of representation, warranty or covenant under the Merger Agreement by such party; or

                (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that such right to terminate the Merger Agreement pursuant to Section 7.1(b)(ii) thereof shall not be available to any party that has failed to perform its obligations under Section 5.4 thereof or the proviso contained in Section 6.1(b) thereof;

          (c) by the Purchaser if

                (i) (A) the representations and warranties of the Company with respect to capitalization in the Merger Agreement shall not have been true and correct in all material respects when made, or (B) the other representations and warranties of the Company shall not have been true and correct in all material respects when made, except, solely in the case of representations and warranties that are not qualified by Material Adverse Effect, where such failure to be true and correct would not, in the aggregate, have a Material Adverse Effect on the Company;

                (ii) (A) the representations and warranties of the Company with respect to capitalization in the Merger Agreement (other than representations and warranties made as of a specified date) shall have ceased at any later date to be true and correct in all material respects as if made as of such later date, or (B) the other representations and warranties of the Company (other than representations and warranties made as of a specified date) shall have ceased at any later date to be true and correct in all material respects as if made at such later date, except, solely in the case of representations and warranties that are not qualified by Material Adverse Effect, where such failure to be true and correct would not, in the aggregate, have a Material Adverse Effect on the Company; or

                (iii) the Company shall have failed to comply in all material respects with its obligations and covenants contained herein;

     provided, however, that the right of the Purchaser to terminate the Merger Agreement pursuant to this clause shall not be available if the Purchaser or any affiliate of the Purchaser shall acquire any Shares pursuant to the Offer;

          (d) by the Purchaser if the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) of Annex I to the Merger Agreement;

          (e) by the Company in connection with entering into a definitive agreement in accordance with the Merger Agreement, provided it has complied with all provisions thereof, including the notice provisions therein and the payment of the Termination Fee (as defined in the Merger Agreement), and provided that the Company shall not have breached in any material respect certain non-solicitation provisions of the Merger Agreement;

          (f) by the Company, if, prior to the consummation of the Offer,

                (i) the representations and warranties of the Purchaser shall not have been true and correct in all material respects when made or shall have ceased at any later date to be true and correct in all material respects as if made at such later date, except, solely in the case of representations and warranties that are not qualified by Material Adverse Effect, where such failure would not, in the aggregate, have a Material Adverse Effect on the Purchaser; or

                (ii) the Purchaser fails to comply in all material respects with its obligations and covenants contained herein;

          (g) by the Company, if the Purchaser shall have failed to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer (except as a result of any acts or omissions of the Company that constitute a material breach of the Merger Agreement).

     Effect of Termination. In the event of a termination of the Merger Agreement by either the Company or the Purchaser as provided in the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Company or their respective officers, directors, shareholders or affiliates, except with respect to Section 3.20 thereof, Section 4.8 thereof, the last sentence of Section 5.2 thereof, Section 5.8 thereof, the last sentence of Section 5.11 thereof, Section
7.2 thereof and Article VIII thereof; provided, however, that, subject to the provisions of Section 8.7 thereof, nothing in the Merger Agreement shall relieve any party for liability for any breach thereof.

     Fees and Expenses. Except as set forth in the Merger Agreement, the Merger Agreement provides that all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (the 'Expenses') shall be paid by the party incurring such fees, costs and expenses. The Merger Agreement further provides that if (i) the Purchaser terminates the Merger Agreement under Section 7.1(d) thereof, or (ii) the Company terminates the Merger Agreement pursuant to Section 7.1(e) thereof, the Company shall assume and pay, or cause to be paid, to the Purchaser a termination fee in the amount of $2,250,000, plus all of Purchaser's Expenses, not to exceed $500,000. In addition, if the Purchaser terminates the Offer as a result of the occurrence of any event set forth in paragraph (j) of Annex I to the Merger Agreement, the Company shall reimburse the Purchaser for all of the Purchaser's Expenses up to a maximum of $500,000.

     Amendments and Modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of the respective Boards of Directors of the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the shareholders of the Company, no amendment may be made without the further approval of the shareholders of the Company if the effect of such amendment would be to reduce the Offer Price or change the form thereof or which by law requires the further approval of such shareholders. Following the election or appointment of the Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of the Purchaser's obligations under the Merger Agreement.

     Conditions to the Offer. For a description of the conditions to the Offer, see Section 15 of the Offer to Purchase contained in the Offer Documents.

TENDER AGREEMENT

     The following is a summary of certain provisions of the Tender Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the text of the Tender Agreement which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(4) hereto.

     As a condition and inducement to the Purchaser's entering into the Merger Agreement and incurring the liabilities therein, concurrently with the execution and delivery of the Merger Agreement, Larry J. Harris and Molly W. Harris, as joint tenants, and the Harris Children's Trust (each, a 'Harris Shareholder'), which together share voting power and dispositive power with respect to an aggregate of approximately 17.6% of the outstanding Shares, have entered into a Tender Agreement (the 'Tender Agreement'), dated as of even date with the Merger Agreement, with the Purchaser. In the Tender Agreement, the Shareholders represented that they own, in the aggregate, 1,448,074 outstanding Shares.

     In the Tender Agreement, the Shareholders agree that they will tender their Shares (excluding shares issuable upon the exercise of stock options held by the Harris Shareholders) pursuant to and in accordance with the terms of the Offer and that they will not withdraw any Shares so tendered. Pursuant to the Tender Agreement, the Shareholders have granted to the Purchaser during the term of the Merger Agreement an irrevocable proxy to vote their shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the shareholders of the Company (a) in favor of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (b) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Articles of Incorporation or By-laws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     Additionally, in the Tender Agreement, the Shareholders granted to the Purchaser an irrevocable option (the 'Option') to purchase their Shares at a purchase price per share equal to the Offer Price in cash or such higher per share consideration paid to other Company shareholders who have tendered into the Offer, in cash.

     During the term of the Tender Agreement, each Shareholder has agreed that it will not, except as contemplated by the terms of the Tender Agreement, (i) transfer (the term 'transfer' shall include, without limitation, for the purposes of the Tender Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Shareholder's Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (v) take any other action that would restrict, limit or interfere in any material respect with the performance of its obligations under the Tender Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, each Shareholder may transfer Shares to certain family members, affiliates and charitable organizations, provided that, except in certain limited circumstances, such family members, affiliates and charitable organizations agree to be bound by the terms of the Tender Agreement.

     The Tender Agreement shall terminate upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms, (b) the date that Buyer shall have purchased and paid for the Shares of each Shareholder pursuant to the Tender Agreement, (c) August 31, 1998, if the Offer is not consummated on or before August 31, 1998 and (d) October 31, 1998, if the Merger is not consummated on or before October 31, 1998. Upon termination of the Tender Agreement, all obligations of the parties thereto shall terminate.

NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Non-Competition and Confidentiality Agreement (the 'Confidentiality Agreement'), dated as of even date with the Merger Agreement, by and among the Company, Larry J. Harris ('Harris') and the Purchaser. The following summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(3) hereto. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of this Offer to Purchase.

     The Confidentiality Agreement contains provisions pursuant to which, among other matters, Harris agrees that during the period he is employed by the Company and for a period of two years after the earlier of (A) the date Harris ceases to be employed by the Company or (B) the date that the Purchaser pays for and acquires any shares of the Common Stock pursuant to the Offer (each the 'Commencement Date'), he will not engage in or Participate In (as defined in the Confidentiality Agreement) any business or organization which engages in the business of owning, operating or franchising quick service chicken-themed restaurants within the State of Florida and the Commonwealth of Puerto Rico and Central America and South America, except that in each case such non-competition provisions will not be deemed breached merely because Harris owns not more than 5% of the outstanding common stock or other equity interests of a corporation, partnership or other entity, if, (i) at the time of its acquisition by Harris such stock is listed on a national securities exchange, is reported on Nasdaq, or is regularly traded in the over-the-counter market by a member of a national securities exchange or (ii) Harris' investment in such corporation, partnership or other entity is solely a passive investment and Harris maintains not more than 5% of the voting control of such corporation, partnership or other entity.

     The Confidentiality Agreement further provides that during the period Harris is employed by the Company and for a period of two years after the Commencement Date, except as otherwise provided in the Confidentiality Agreement
(i) Harris will not attempt to employ, offer employment to, directly or indirectly solicit or endeavor to entice away from the Company or any of its subsidiaries or the business operation of the Company as operated by the Purchaser or any of the Purchaser's subsidiaries, any of its respective employees or former employees and (ii) Harris will not directly or indirectly employ any person who is an employee or former employee of the Company or any of its subsidiaries, or the business operation of the Company as operated by the Purchaser or any of the Purchaser's subsidiaries, provided, that such non-solicitation terms shall not apply to (w) the solicitation or employment by Harris of any former employee after the earlier of (A) the one year anniversary of the date of the cessation of employment with the Company of such former employee, and (B) the second anniversary of the Commencement Date, (x) the solicitation or employment by Harris of not more than one restaurant manager at any time after the date that is 18 months after consummation of the Merger, (y) the solicitation or employment by Harris of a former key employee of the Company; provided that such former employee shall not participate in any activity in connection with such employment by Harris related to the identification of property to be used as a restaurant, or (z) the solicitation or employment of Harris' current secretary. Notwithstanding the foregoing, such non-solicitation provisions shall not apply to employees or former employees (other than such former employee) who ceased to be employees prior to June 3, 1998.

     The Confidentiality Agreement also provides that during the period Harris is employed by the Company and for a period of five years after the Commencement Date, Harris will not disclose, and will keep confidential, any trade secrets, confidential or proprietary information of the Company and its subsidiaries not in the public domain acquired by Harris while employed by the Company or while performing services for the company or Carrols, including without limitation, matters of a business nature, such as information about costs, profits, markets, leases, agreements, financial information, technical and production know-how, developments, inventions, processes, recipes or administrative procedures.

     In addition, pursuant to the Confidentiality Agreement, (i) the Purchaser will pay, in cash within five business days after the date that the Purchaser pays for and acquires any Shares pursuant to the Offer, to Harris the sum of Three Hundred Fifty Thousand Dollars ($350,000), less any amounts paid, with the written consent of Harris, by the Company to third parties designated by Harris, and (ii) Harris will be entitled to receive (a) in full his current salary and benefits until the consummation of the Merger and (b) his accrued bonus of Ninety Thousand Dollars ($90,000) pursuant to the Company's Executive Bonus Plan in full satisfaction of any and all obligations of the Company to pay Harris a bonus for the 1998 fiscal year, such bonus to be payable within five (5) business days after the date that the Purchaser pays for and acquires any shares of the Common Stock pursuant to the Offer.

OTHER AGREEMENTS

     In connection with the Merger, Carrols has agreed to continue to employ Mr. Drew, the Company's Chief Financial Officer, in his current capacity through the one month anniversary of the closing of the Merger and to pay Mr. Drew half of his full maximum annual bonus due plus a lump sum severance payment upon his departure equal to his annual base salary.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) The Company's Board of Directors has determined unanimously (with one interested director abstaining and the other not participating) that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommends that all shareholders of the Company accept the Offer and tender all their Shares pursuant to the Offer.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares which would constitute a majority of the total number of outstanding Shares on a fully diluted basis (the 'Minimum Condition'). Pursuant to the Tender Agreement described above, the Harris Shareholders, beneficial owners of approximately 17.6% of the total outstanding Shares (excluding shares issuable upon the exercise of stock options held by the Harris Shareholders) have agreed to tender all of their Shares pursuant to the Offer. Under Florida Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Carrols will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, July 8, 1998, unless Carrols, subject to certain limitations, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Carrols on June 4, 1998 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) The Company operated nine restaurants in South Florida when it completed its initial public offering in October 1993 (the 'IPO'). The Company grew rapidly in the 15 months following its IPO by opening 24 new restaurants and ending Fiscal 1994 with a total of 33 restaurants. The Company's rapid expansion in its core markets led to cannibalization, declining average sales volumes and negative same-store sales. In addition, non-core market restaurants opened in 1994, 1995 and 1996 did not achieve acceptable levels of profitability. The financial performance of the Company declined and the Company decided, in both 1995 and 1996, to close its underperforming restaurants in non-core markets. The market price of the Company's Shares fell below $5.00 in November 1995, and never attained that level again until May 1997. The Company focused in 1997 and 1998 on improving restaurant profitability in its core Florida markets. The Company currently owns and operates 36 and franchises 19 restaurants, and its current expansion strategy is to open Company restaurants only in South and Central Florida and to franchise restaurants in Latin America and the Caribbean.

     The Company's Board of Directors and senior management have from time to time since the IPO reviewed the Company's strategic position in the quick service restaurant industry, near and longer term prospects for that industry and the Company's potential position in it and strategic alternatives available to the Company. As part of this ongoing review, the Company had periodic discussions with representatives of the managing underwriters for the Company's IPO, NationsBanc Montgomery Securities LLC ('NMS'). During November and early December of 1997, the Company also interviewed three other investment banking firms. The discussions with NMS and such other firms related to the Company's possible engagement of a financial adviser to assist the Board in evaluating a variety of strategic alternatives to enhance shareholder value.

     On December 9, 1997, the Company engaged NMS as its exclusive financial advisor for the purpose of assisting the Company's management and Board of Directors in evaluating and, if requested, in executing strategic alternatives designed to enhance and/or maximize shareholder value, including but not limited to 'Acquisitions' of other restaurant businesses and possible 'Reorganizations' of the Company, including a sale of the Company.

     On March 6, 1998, at a special meeting of the Company's Board of Directors, Larry Harris, the Company's co-founder, Chairman and Chief Executive Officer, submitted a written proposal, on behalf of himself, his wife, Molly Harris, and William Carl Drew, the Company's Chief Financial Officer (together, the 'Harris Group'), to the Board of Directors for the merger of the Company pursuant to which the public shareholders of the Company would receive $9.50 per share in cash. The Company's outside directors thereafter considered the proposal, informed Mr. Harris that they believed that the price offered was inadequate and rejected such proposal. Mr. Harris formally withdrew this proposal on March 8, 1998.

     On March 13, 1998, Mr. Harris submitted to the Board a revised proposal pursuant to which the public shareholders of the Company would receive $10.00 per share (the 'Harris Proposal'). In his letter, Mr. Harris noted that his $10.00 per Share offer represented a premium of approximately 26% over the closing sale price of the Shares on March 12, 1998 and a premium of approximately 42% over the closing sale price of the Shares on December 12, 1997 and was higher than the trading price of the Shares in connection with any trade on the Nasdaq National Market in over three years. Mr. Harris' letter was also accompanied by a letter from Quad-C, Inc. ('Quad-C') confirming its interest in providing a portion of the common equity necessary to support the Harris Proposal. Following its receipt of the Harris Proposal, the Board established a special committee consisting of two outside directors, Ronald L. Miller and Clayton Wilhite, to evaluate and consider the proposal (the 'Special Committee'). The Board directed the Special Committee to consider the Harris Proposal and authorized the Special Committee to engage financial and legal advisors. The Special Committee thereafter retained the law firm of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. ('Greenberg Traurig') as its independent legal counsel. Greenberg Traurig has from time to time provided legal services to the Company, which, in recent periods, have consisted primarily of reviewing periodic reports, proxy statements and other documents filed with the Commission. Public disclosure of the Harris Proposal was made on March 13, 1998.

     On March 23, 1998, the Special Committee held a telephonic meeting to discuss generally the engagement of a financial advisor and the conduct of due diligence by representatives of Mr. Harris, Quad-C and other parties interested in exploring a possible acquisition of the Company. The Special Committee also discussed the need to confirm the independence of NMS with respect to the Harris Proposal, and also determined to interview several other nationally recognized investment banking firms for possible retention to act as financial adviser to the Special Committee. The Special Committee also discussed a recently filed shareholder lawsuit and engaged Greenberg Traurig to represent the Company in connection therewith (see 'Item 8. Additional Information to be Furnished').

     During the week of March 23, 1998, the Special Committee reviewed the proposals of several potential financial advisers and discussed informally their evaluations. The Special Committee determined that NMS was the most qualified for such an engagement based primarily on its extensive experience in the restaurant industry and with the Company, as well as its experience in transactions of this type. In addition, the Special Committee considered the willingness of NMS to negotiate a modified fee arrangement to address the Special Committee's concern that NMS focus on sale transactions and maximize value to the Company's shareholders.

     On March 30, 1998, the Special Committee engaged NMS as its exclusive financial advisor for the purpose of evaluating a possible 'Sale' of the Company, as well as other strategic alternatives including the Harris Proposal. NMS agreed to prepare and deliver to the Company's Board an opinion as to whether the consideration proposed to be received in a Sale is fair to the Company's public shareholders from a financial point of view, and, with respect to the Harris Proposal, assist the Company in analyzing whether it was in the best interest of the shareholders to remain a public company or pursue a 'Sale' transaction, assist the Company in maximizing the consideration paid to the public shareholders in exchange for their shares in the event of a 'Sale' transaction through a 'market check' and other customary methods, identify potential alternative parties to a 'Sale,' evaluate and recommend strategic and financial alternatives with respect to the Harris Proposal and provide other customary financial advisory and investment banking services. As a condition to such engagement, the Special Committee required NMS to confirm in writing that NMS had concluded that it had no conflict of interest in connection with such engagement by virtue of any prior relationship or communication between NMS and Mr. Harris.

     During the first week of April 1998, NMS commenced its market check pursuant to which it approached selected potential strategic acquirors in the restaurant industry and potential financial acquirors to determine whether they had an interest in acquiring the Company and, if so, at what price. During the months of April and May, representatives of NMS from time to time formally and informally reported the results of their conversations with such potential strategic and financial acquirors to the Special Committee. During March and April 1998, Greenberg Traurig also advised the members of the Special Committee with respect to their fiduciary duties in the context of the Harris Proposal.

     The Special Committee, together with NMS and Greenberg Traurig, implemented a two-step due diligence procedure with respect to potential bidders. Upon execution of a confidentiality agreement in substantially the same form for all bidders, the Company provided each potential acquiror with summary financial information and the form of Agreement and Plan of Merger. More comprehensive due diligence materials were also made available to potential acquirors at the offices of Greenberg Traurig. NMS, on behalf of the Special Committee, requested that all proposals be structured as a tender offer followed by a merger at the tender offer price, as provided for in the form of Agreement and Plan of Merger.

     During April and May 1998, a number of potential acquirors executed confidentiality agreements and engaged in due diligence reviews of the Company.

     In early April 1998, Alan Vituli, a member of the Company's Board of Directors and the Chairman and Chief Executive Officer of Carrols, informally indicated to representatives of the Special Committee that Carrols Corporation was interested in a possible acquisition of the Company. On April 9, 1998, Mr. Vituli executed a confidentiality agreement on behalf of Carrols, and Carrols commenced its due diligence review. The Special Committee's legal and financial advisors also discussed with Mr. Miller, the Special Committee's Chairman, the potential conflict of interest issues raised by the continued participation on the Special Committee of Mr. Wilhite, a director of both the Company and Carrols. Mr. Wilhite played no significant role in the Special Committee's discussions following the preliminary indication of interest by Mr. Vituli on behalf of Carrols.

     On April 24, 1998, the Board held a special meeting by telephone conference to discuss the activities, composition and compensation of the Special Committee. Following discussion, the Board appointed Mr. Craig Nash to replace Mr. Wilhite as the second member of the Special Committee. The Board also agreed that Messrs. Miller and Nash would each receive (i) $25,000 for their first month of services as a member of the Special Committee, (ii) $7,500 for the second month of services, and (iii) $5,000 for each month of services thereafter. The Board also approved the payment to Mr. Wilhite of $25,000 for his service on the Special Committee.

     On May 8, 1998, the Special Committee held a telephonic meeting to review the results of NMS' market check and the timing of the due diligence review process. NMS reported that 33 potential strategic and financial acquirors had been contacted and nine had expressed interest. Of these, confidentiality agreements had been executed by six potential acquirors, each of whom had received the initial summary financial due diligence package and the form of Agreement and Plan of Merger. NMS also advised the Special Committee that it had notified each potential acquiror that bids (including the potential acquiror's requested changes to the form of Agreement and Plan of Merger) were due on May 15, 1998. The Special Committee's legal counsel also reviewed with Mr. Nash the Committee's duties, authority and/or procedures.

     On May 15, 1998, the Special Committee held a telephonic meeting to review the status of the sale process. NMS reported that Carrols has provided an offer proposal to acquire all of the Company's outstanding Shares at a cash price of $10.70 per Share pursuant to the tender offer and merger structure set forth in the form of Agreement and Plan of Merger (the 'Carrols Proposal').

     On May 19, 1998, the Special Committee held a telephonic meeting to discuss the Harris Proposal and the Carrols Proposal. NMS also summarized for the Special Committee various issues and concerns that potential acquirors had raised in the sale process. NMS noted that although potential acquirors viewed positively the Company's reputation, potential synergies, attractive unit economics and international franchise program, they generally expressed concerns about (i) the Company's valuation and rate of return in light of the Company's planned openings, (ii) slow unit growth, (iii) the Company's previously failed expansion and (iv) the geographic concentration of the restaurants which could result in cannibalization and negatively affect same store sales. The members of the Special Committee and the Committee's financial and legal advisers also discussed the proposed Merger Agreement and financing issues raised in connection with each of the Harris Proposal and Carrols Proposal.

     Following such discussions, the Special Committee instructed NMS to discuss with Mr. Harris and Carrols their respective proposals with the goal of obtaining an offer higher than Carrols' $10.70 per Share bid. The Special Committee also instructed Greenberg Traurig to discuss with counsel to Carrols its requested changes to the form of Agreement and Plan of Merger that accompanied its proposal.

     On May 22, 1998, the Special Committee received an amended Harris Proposal increasing the offer price to $10.75 per Share. The same day, Mr. Vituli advised representatives of NMS that Carrols was willing to increase the price per Share in the Carrols Proposal. The Special Committee thereafter held a telephonic meeting during which it discussed the amended Harris Proposal and instructed NMS to discuss with Mr. Harris and Carrols their respective proposals with the goal of obtaining an offer higher than the Harris Proposal's amended $10.75 per Share bid. The Special Committee also advised the full Board that, in light of the uncertainties raised by the amended Harris Proposal and Carrols' indicated willingness to consider a higher bid, the Special Committee had determined to temporarily delay its recommendation with respect to any possible sale transaction. Following further discussions, the full Board determined to continue to hold its previously scheduled Board meeting on Friday, May 29, 1998.

     On May 26, 1998, Carrols delivered a letter to the Special Committee amending the Carrols Proposal by increasing the offer price to $11.00 per Share. After being informed by NMS that a bid higher than the Harris Proposal $10.75 bid had been received by the Special Committee, Mr. Harris advised NMS that the Harris Group would not be in a position to increase its bid.

     On May 27, 1998, the Special Committee held a telephone conference to discuss the revised Carrols Proposal and Mr. Harris' response. Following discussions, the Special Committee unanimously recommended that the full Board of Directors of the Company approve the Carrols Proposal and authorize the Company's representatives to finalize negotiation of a definitive Agreement and Plan of Merger with Carrols.

     Immediately following such Special Committee meeting, the Board held a telephonic meeting. The Special Committee recommended that the Board (i) consider approval of the Carrols Proposal, and (ii) instruct Greenberg Traurig to negotiate a final Agreement and Plan of Merger with Carrols, with a view to the Board approving the Carrols Proposal at its meeting on May 29. NMS thereafter summarized the results of the Company's market check process and stated that it should be in a position to deliver its oral opinion regarding the fairness of the Carrols Proposal from a financial point of view, at the Board meeting on May 29. Mr. Harris confirmed that the Harris Group was no longer a bidder.

     On May 29, 1998, the Company's Board met to consider the Carrols Proposal. All members other than Mr. Wilhite attended. The Company's legal advisers described in detail the transactions contemplated by the Carrols Proposal and the proposed agreements relating thereto. NMS also made a presentation to the Board with respect to NMS' financial analyses conducted in connection with the Carrols Proposal, and concluded its presentation by rendering NMS' oral opinion (later confirmed in writing) to the members of the Special Committee that, subject to certain important qualifications and subject to certain assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken (in each case as set forth in the written opinion) the consideration offered in connection with the Offer and the Merger was fair from a financial point of view, as of that date. The Board then discussed the terms and conditions of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. Following such discussions, the Special Committee confirmed its recommendation that the Board approve the Merger Agreement and the Board (other than Mr. Vituli, who abstained, and Mr. Wilhite, who did not participate) unanimously approved the Merger Agreement, the Offer and the Merger and concluded that the Merger is fair to and in the best interest of the Company's shareholders. The Board directed Greenberg Traurig to finalize the Merger Agreement and related documentation with Carrols' counsel.

     Between May 27 and June 3, 1998, representatives of the Company, and Carrols negotiated the final terms of the Merger Agreement. Following the Board approval of the Carrols Proposal, between May 29 and June 3, 1998, representatives of Carrols and the Harris Shareholders negotiated the final terms of the Tender Agreement and the Confidentiality Agreement. During this period, Carrols also obtained an updated commitment letter from its lender for the debt financing required for the consummation of the Merger Agreement and the Company obtained the lessors' consent under certain restaurant leases.

     On June 3, 1998, the Company, Carrols and the Shareholders, as applicable, executed the Merger Agreement, the Tender Agreement and the Confidentiality Agreement. Public disclosure of the Offer and Merger Agreement was made on the morning of June 4, 1998, prior to the opening of trading of Shares on the Nasdaq National Market.

     In arriving at its decision to approve the Offer and Merger and recommend that the Company's shareholders accept the Offer and tender their Shares, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) the financial and other terms and conditions of the Offer and the Merger Agreement and the fact that they were the product of arms'-length negotiations among the parties;

          (ii) the fact that the $11.00 per Share price to be received by the Company's shareholders in both the Offer and the Merger represented a substantial premium over the historical trading prices for the Shares in the last three years, including a premium over the closing market price of $7.94 per Share on March 12, 1998, the last full trading day prior to the public announcement of the Company's receipt of the Harris

     Proposal, and of $10.00 on June 3, 1998, the last full trading day prior to the public announcement of the Merger Agreement;

          (iii) the Company's projected financial performance, competitive position and current trends in the restaurant industry;

          (iv) the oral opinion of NMS, later confirmed in writing, addressed and delivered to the Special Committee of the Board of Directors on May 29, 1998 as to the fairness as of such date from a financial point of view of the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement. It contains certain important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by NMS, and is incorporated herein in its entirety. THE NMS OPINION, WHICH IS LIMITED TO AN ASSESSMENT, AS OF ITS DATE, OF THE FAIRNESS OF THE PROPOSED CONSIDERATION FROM A FINANCIAL POINT OF VIEW, IS ADDRESSED SOLELY TO THE SPECIAL COMMITTEE FOR ITS USE IN CONNECTION WITH ITS REVIEW AND APPROVAL OF THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES SHOULD VOTE WITH RESPECT TO THE MERGER, OR WHETHER OR NOT ANY HOLDER OF SHARES SHOULD TENDER SHARES IN THE OFFER. A copy of NMS's written opinion is attached to this Schedule 14D-9 as Annex B;

          (v) the presentation of NMS to the Board of Directors at its meeting on May 29, 1998, as to various financial and other matters including, among other things, (a) an analysis of premiums paid in recent transactions similar in size to the Offer and Merger, (b) a review of public information with respect to certain other growth restaurants with performance issues,
     (c) a review of the historical stock prices and trading volumes of the Shares, (d) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance, and (e) the financial terms of recent comparable business combinations in the restaurant industry;

          (vi) the results of the market check process undertaken by NMS to identify and solicit indications of interest from selected potential acquirors with respect to the purchase of the Company prior to entering into the Merger Agreement, including the fact that the Harris Proposal and the Carrols Proposal were the only formal offers received and that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those in the Offer and Merger;

          (vii) the fact that Larry Harris and Stuart Harris (the Company's principal shareholders and beneficial owners of approximately 33.1% of the outstanding Shares) informally indicated that they were prepared to endorse the Merger Agreement, and that the Harris shareholders (owners of approximately 17.6% of the outstanding Shares) expressly agreed to tender all of their Shares in response to the Offer;

          (viii) the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation and financial condition of Carrols, increased the likelihood that the proposed Offer and Merger would be consummated;

          (ix) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the shareholders under Florida Law, the Company may terminate the Merger Agreement in order to approve a tender offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger taken together, upon the payment of a $2.25 million termination fee plus up to $500,000 of Carrols' expenses (see 'Termination' under the description of the Merger Agreement above);

          (x) the effect of the Offer and the Merger on the Company's relationships with its employees and customers;

          (xi) the advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Merger; and

          (xii) the Board of Directors' knowledge of the Company's business, operations, prospects and competitive position and current trends in the quick service restaurant industry, including the advantages in a competitive environment of merging with a large, well-capitalized company.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $11.00 price per Share.

     In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained NMS to act as its exclusive financial advisor for the purpose of assisting the Special Committee and the Company's Board of Directors in evaluating 'Sale' transactions, including the transactions contemplated by the Harris Proposal. Pursuant to the Engagement Letter, the Company has agreed to pay NMS a fee of approximately $1.43 million if the Offer and Merger are consummated, $250,000 of which was due upon the first delivery of the Fairness Opinion. In addition, whether or not the Offer or Merger is completed, the Company has agreed to reimburse NMS periodically for its reasonable out-of-pocket costs and expenses, including the fees and disbursements of its counsel. Pursuant to an Indemnification and Contribution Agreement dated March 30, 1998 the Company has agreed to indemnify NMS, its affiliates and their respective directors, officers, agents, shareholders, consultants, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Shareholders (see
Item 3, 'Compensation Committee Report on Executive Compensation--Security Ownership of Certain Beneficial Owners and Management' and 'Tender Agreement,' above) and all of the Company's other executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On March 17, 1998, one of the Company's purported shareholders, Harbor Finance Partners, individually and on behalf of all others similarly situated, commenced a lawsuit in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, against the Company and its directors with respect to the Harris Proposal and seeking, among other things, (a) a declaratory judgment that the lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the class, (b) a declaratory judgment that the Company and its directors have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the class, (c) preliminary and permanent injunctive relief enjoining the Company and its directors from proceeding with or implementing the transactions contemplated by the Harris Proposal, (d) a declaratory judgment rescinding the transactions contemplated by the Harris Proposal in the event that it is consummated, (e) a declaratory judgment awarding compensatory damages against the Company and its directors, jointly and severally, in an amount to be determined at trial and (f) a declaratory judgment awarding Harbor Finance Partners and the class their costs and disbursements and reasonable allowances for Harbor Finance Partners' counsel and experts' fees and expenses. The complaint is predicated inter alia upon the theory that the Harris Proposal allegedly was not conceived with the best interest of the Company's shareholders in mind and that the Company's Board allegedly has disregarded its fiduciary duty to seek to obtain the highest price for the Company's shareholders. The Company's time to respond to the complaint has not yet expired.

     The information contained in Exhibits (a)(1), (a)(2) and (a)(5) and (c)(1) through (c)(5) referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------------------------------------------------------------------------------------------------------
(a)(1)    --   Offer to Purchase dated June 10, 1998*
(a)(2)    --   Letter of Transmittal*
(a)(3)    --   Press release jointly issued by the Company and Carrols dated June 4, 1998
(a)(4)    --   Press release jointly issued by the Company and Carrols dated June 10, 1998
(a)(5)    --   Fairness Opinion of NMS dated May 29, 1998*
(a)(6)    --   Letter to Shareholders dated June 10, 1998 from Larry J. Harris, Chairman and Chief Executive Officer of the Company*
(c)(1)    --   Agreement and Plan of Merger dated as of June 3, 1998 among Carrols and the Company
(c)(2)    --   Article IX of the Company's Articles of Incorporation
(c)(3)    --   Non-Competition and Confidentiality Agreement dated as of June 3, 1998 among the Company, Carrols and
               Larry J. Harris
(c)(4)    --   Tender Agreement dated as of June 3, 1998 among Carrols and the Shareholders identified therein

------------------
*Included in copies mailed to Shareholders.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

June 10, 1998

                                          POLLO TROPICAL, INC.

                                          By:        /s/ LARRY J. HARRIS
                                             -----------------------------------
                                                       Larry J. Harris
                                            Chairman and Chief Executive Officer

                                                                         ANNEX A

                              POLLO TROPICAL, INC.
                             7300 N. KENDALL DRIVE
                              MIAMI, FLORIDA 33156

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-I THEREUNDER

     This information Statement is being mailed on or about June 10, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') to the holders of the record of shares (the 'Shares') ) of Common Stock, par value $.0l per share, of Pollo Tropical, Inc. (the 'Company') at the close of business on or about June 3, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Carrols Corporation ('Carrols') to a majority of the seats on the Board of Directors of the Company.

     On June 3, 1998, the Company and Carrols entered into an Agreement and Plan of Merger (the 'Merger Agreement') in accordance with the terms and subject to the conditions of which (i) Carrols has commenced a tender offer (the 'Offer') for all outstanding Shares at a price of $11.00 per Share net to the seller in cash, and (ii) the Company will be merged with and into Carrols (the 'Merger'). In addition, on June 3, 1998, Carrols and certain shareholders of the Company (collectively the 'Harris Shareholders') entered into a Tender Agreement pursuant to which the Harris Shareholders have agreed to tender to Carrols in the Offer, approximately 17.6% of the Company's outstanding Shares.

     The Merger Agreement requires the Company to use all reasonable efforts to cause Carrols' designees to be elected to the Board of Directors under the circumstances described therein. See 'Directors and Executive Officers.'

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully, you are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 10, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 8, 1998 unless the Offer is extended.

     The information contained in this Information Statement concerning Carrols has been furnished to the Company by Carrols, and the Company assumes no responsibility for the accuracy or completeness of such information.

     Pursuant to the Merger Agreement, promptly upon the purchase of a majority of the outstanding Shares pursuant to the Offer, Carrols shall be entitled to designate such number of directors (the 'Carrols Designees'), rounded up to the next whole number, on the Board of Directors of the Company as will give Carrols representation on the Board of Directors equal to the product of (a) the total number of directors on the Board and (b) the percentage that the number of Shares purchased by Carrols (plus the number of Shares otherwise owned by Carrols) bears to the number of Shares outstanding; provided, however, that in the event that Carrols' designees are elected to the Board of Directors, until the Effective Time such Board of Directors shall have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the 'Independent Directors'); and provided further that, in such event, if the number of the Independent Directors shall be reduced below two, the remaining Independent Director shall fill such vacancy or, if no Independent Director then remains, the other directors shall designate two directors who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Carrols or any of its subsidiaries, to fill such vacancies, and such persons shall be deemed Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Carrols necessary to effect such election, including the mailing of this Information Statement and increasing the size of the Board of Directors and/or obtaining the resignation of such number of its current directors as is necessary to enable Carrols' designees to be elected or appointed to, and to constitute a majority of the Company's Board of Directors as provided above.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 29, 1998, there were 8,223,818 Shares outstanding. The Company does not have any treasury shares. The Board of Directors of the Company currently consists of seven members, and there are currently no vacancies on the Board. The Board of Directors has three classes, and each director serves a term of three years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

     Carrols has informed the Company that it will choose the Carrols Designees from the persons listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this Schedule 14D-9. Carrols has informed the Company that each of the persons listed on Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. Except as disclosed herein or in the Schedule 14D-9, none of such persons (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Carrols, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Carrols that, to the best of Carrols knowledge, none of such persons has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as disclosed herein or in the Schedule 14D-9. Carrols has advised the Company that it intends that Messrs. Vituli and Wilhite, who currently serve as directors of both Carrols and the Company, will remain on the Board of Directors of the Company as designees of Carrols after the acceptance for payment of, and payment by Carrols for Shares pursuant to the Offer.

     It is expected that the Carrols Designees may assume office at any time following the purchase by Carrols of a majority of outstanding Shares pursuant to the Offer, and that, upon assuming office, the Carrols Designees will thereafter constitute a majority of the Board of Directors.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company are as follows:

NAME                                               AGE   POSITION WITH COMPANY
------------------------------------------------   ---   ------------------------------------------------
Larry J. Harris.................................   37    Chairman and Chief Executive Officer
Stuart I. Harris................................   44    Vice Chairman and Secretary
Nicholas A. Castaldo............................   46    President, Chief Operating officer and Director
William C. Draw.................................   38    Executive Vice President, Chief Financial
                                                         Officer
Ronald L. Miller................................   54    Director
Craig M. Nash...................................   44    Director
Alan Vituli.....................................   56    Director
Clayton E. Wilhite..............................   52    Director

     Larry J. Harris co-founded the Company in 1988 and has served as the Chairman and Chief Executive Officer since the Company's inception (and as the President from the Company's inception through September

1995). From 1982 to 1989, Mr. Harris was an officer and director of Food Spot Corporation ('Food Spot'), a privately-held corporation which operates a convenience store chain in South Florida and is controlled by members of Mr. Harris's family. Mr. Harris continues to serve as a director of Food Spot. Mr. Harris is a graduate of the Florida International University School of Hospitality Management.

     Stuart I. Harris, M.D., PH.D. co-founded the Company in 1988 and has served as an officer and director since that time. Since 1995, Dr. Harris has been President of Seaview Research, Inc., a medical research company. From 1989 to 1995, Dr. Harris was employed by South Florida Bioavalability Clinic, Inc. where he served as Medical Director. From 1988 to 1989, Dr. Harris was an Assistant Professor of Medicine at the University of Miami School of Medicine and from 1984 to 1968, he was a Medical Staff Fellow at the National Heart, Lung and Blood Institute of the National Institutes of Health. Dr. Harris, who is the brother of Larry J. Harris, also serves as a director of Food Spot.

     Nicholas A. Castaldo has been the Company's President since October 1995 and the Company's Chief Operating officer since November 1, 1996. He was elected to the Board of Directors at the Company's meeting of shareholders in May 1996. Prior to joining the Company and since August 1993, he was employed as Vice President of Marketing of Denny's Inc. From 1986 to 1993, Mr. Castaldo was employed by S & A Restaurant Corp., which includes the Steak & Ale and Bennigan's restaurant chains, and ultimately served as Senior Vice President of Marketing and Business Development. Mr. Castaldolo career spans 20 years and includes management positions at Burger King, Citicorp, and Clairol, Inc. He is a graduate of St. John's University and Harvard University's Graduate School of Business.

     William C. Drew has been the Company's Vice President and Chief Financial Officer since April 1996 and Executive Vice President since January 1998. Prior to joining the Company, Mr. Drew served, in 1995, as Chief Financial Officer for
G. Neil Companies, a direct marketing company of products for human resource professionals. From 1990 through 1994, Mr. Drew was Chief Financial Officer of Theater Acquisition Company, an international circuit of movie theaters. From 1988 to 1990 Mr. Drew was Chief Financial Officer for G.L. Homes, a real estate developer and from 1983 to l988 Mr. Drew was employed with Ernst & Young, LLP as an audit manager. Mr. Drew is a CPA and graduate of the University of South Florida.

     Ronald L. Miller has been a director of the Company since November 1993. Mr. Miller has been President of Miller Advisory Corp., a firm specializing in mergers and acquisitions and the private placement of capital, since October 1989. From 1977 to 1989, Mr. Miller was Senior Vice President-Corporate Finance of Raymond James and Associates, Inc., an investment banking firm, and ultimately served as head of its Corporate Finance Department. Mr. Miller is Chairman of the Board of Directors of Provider Solutions, Inc., a computer software company serving the home healthcare industry, hospitals and nursing homes. Mr. Miller is also a member of the Board of Directors of Boca Raton Capital Corp., an investment banking firm. Miller Advisory Corp. has served as an advisor to the Company since March 1993.

     Craig M. Nash has been a director of the Company since November 1993. Mr. Nash is President and Chief Executive Officer of Interval International, Inc. ('Interval'). He has been associated with Interval since 1978. Interval is in the resort and travel business. Mr. Nash is also an attorney and has been an active participant in the legislative and regulatory concerns of the American Resort Development Association ('ARDAII') for over a decade. Mr. Nash serves as a member of the Board of Directors, as well as a member of the Executive Committee, of ARDA.

     Alan Vituli has been a director of the Company since November 1993. Since 1986, Mr. Vituli has been Chairman and Chief Executive Officer of Carrols. From 1983 to 1985, Mr. Vituli was a managing director of Smith Barney, Harris Upham responsible for certain types of nonconventional financings. From 1973 to 1983, he was a partner with Coopers & Lybrand in New York City.

     Clayton E. Wilhite has been a director of the Company since August 1996. Mr. Wilhite has been Chairman of Thurloe Holdings, L.L.C., a firm that invests in marketing-driven and consumer-focused retail businesses with multi-unit outlet operations or the potential thereof, since it was founded in August 1996. He has over 25 years of experience in the advertising industry, both domestically and abroad, and presently serves as a marketing consultant to new ventures. From August 1988 to July 1996, Mr. Wilhite served as President and Vice Chairman of North American operations of the international advertising agency, D'Arcy Masius Benton & Bowles.

Mr. Wilhite also serves as a member of the board of directors of Carrols. Mr. Wilhite earned his B.A. in Political Science and his M.B.A. from the University of Michigan.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's outstanding shares of Common Stock, to file with the Securities and Exchange Commission (the 'SEC') initial reports of ownership and reports of changes in ownership of Common Stock. Such persons are required by SEC regulation to furnish the Company with copies of all such reports that they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners have been complied with.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the aggregate compensation paid to the Company's Chief Executive Officer and each of the Company's other executive officers whose total annual salary and bonus was $100,000 or more (the Chief Executive Officer and such other executive officers are sometimes referred to herein as the 'Named Executive Officers') with respect to the fiscal year ended December 28, 1997:

                                                                                     LONG TERM
                                                        ANNUAL                      COMPENSATION
                                                   COMPENSATION(1)            ------------------------
                                            ------------------------------    RESTRICTED    SECURITIES
                                            FISCAL                              STOCK       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR      SALARY      BONUS        AWARD        OPTIONS      COMPENSATION
-----------------------------------------   ------    --------    --------    ----------    ----------    ------------
Larry J. Harris .........................     1997    $200,000    $180,000                          0              0
Chairman of the Board                         1996     250,000           0                          0              0
and Chief Executive Officer                   1995     250,000           0                          0              0
Nicholas A. Castaldo ....................     1997    $250,000    $125,000     $ 112,500(2)   200,000              0
President, Chief Operating                    1996     250,000      50,000
Officer and Director                          1995      62,500           0
William Carl Drew .......................     1997    $135,000    $ 40,000                          0              0
Executive Vice President,                     1996      87,000      15,000                     30,000              0
Chief Financial Officer
Glenn Rozansky(1) .......................     1997    $135,000    $ 25,000                          0       $ 65,000(5)
Vice President, Real Estate                   1996     135,000           0                          0              0
and Development                               1995     135,000           0                      5,000              0
William Walton ..........................     1997    $ 90,000    $ 23,500                     20,000              0
Vice President, Operations(4)                 1996      66,000       9,500                          0              0
                                              1995      60,000           0                          0              0

------------------
(1) The columns for 'Other Compensation' and 'LTIP Payouts' have been omitted because there is no compensation required to be reported in such columns. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than the lesser of $50,000 or 10% of the total of annual salary and bonus of such officer.

(2) At December 28, 1997, the number and value of restricted stock holdings was 25,000 shares and $214,075, respectively.

(3) Mr. Rozansky resigned effective December 28, 1997.

(4) Mr. Walton served as the Company's Vice President of Operations until his death in January 1998.

(5) Represents amount accrued for payment in connection with Mr. Rozansky's resignation.

OPTION GRANT TABLE

     The following table sets forth certain information concerning options granted during the 1997 fiscal year to the Named Executive Officers.

                                NUMBER OF         PERCENT                                      POTENTIAL REALIZABLE VALUE
                                SECURITIES    OF TOTAL OPTIONS                                  AT ASSUMED ANNUAL RATES
                                UNDERLYING       GRANTED TO       EXERCISE OF                        OF STOCK PRICE
                                 OPTIONS         EMPLOYEES        BASE PRICE     EXPIRATION           APPRECIATION
            NAME                GRANTED(#)     IN FISCAL YEAR       ($/SH)          DATE            FOR OPTION TERM
-----------------------------   ----------    ----------------    -----------    ----------    --------------------------
William Walton(1)............     20,000             40%             $4.50        June 2005              49,260


            NAME
-----------------------------
William Walton(1)............            122,215

------------------
(1) None of the options granted to Mr. Walton during 1997 are exercisable as Mr. Walton passed away prior to any vesting of these options.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAREND OPTION VALUE TABLE

     The following table sets forth certain information concerning options exercised during the 1997 fiscal year and unexercised stock options held in each case by the Named Executive Officers as of the end of the 1997 fiscal year.

                                                                                            Number of
                                                                                           Unexercised
                                                               Number of                 Options at 1997       Value of
                                                                Shares                   Fiscal Year-End     Unexercised
                                                              Acquired on     Value       Exercisable(E)     In-The-Money
                           Name                                Exercise      Realized    Unexercisable(U)      Options
-----------------------------------------------------------   -----------    --------    ----------------    ------------
Larry J. Harris............................................        0            $0             80,025(E)       $      0(E)
                                                                                                    0(U)              0(U)
Nicholas A. Castaldo.......................................        0             0             30,000(E)        121,890(E)
                                                                                              170,000(U)        690,719(U)
William Carl Drew..........................................        0             0              4,000(E)         16,252(E)
                                                                                               26,000(U)        105,638(U)
William Walton(1)..........................................        0             0              9,100(E)         36,963(E)
                                                                                               20,334(U)         82,617(U)
Glenn Rozansky.............................................        0             0             44,333(E)        228,640(E)
                                                                                                1,667(U)          6,773(U)

------------------
(1) Mr. Walton served as the Company's Vice President of Operations until his death in January 1998. Mr. Walton's vested options are exercisable by his estate.

DIRECTOR COMPENSATION

     The Company's Board of Directors is divided into three classes. Each class of directors serves staggered three-year terms or until their successors are elected and qualified. The Company pays each director who is not an employee of the Company an annual retainer of $12,500 plus (a) $1,000 for each Board of Directors meeting, or separately held committee meeting, attended in person and
(b) $500 for each Board of Directors, or separately held committee meeting, in which directors participate by telephone conference call. The Company reimburses all directors for expenses incurred in connection with their services as directors. In addition, each director who is not an employee of the Company generally receives options to purchase 15,000 shares of Common Stock (which vest equally over three years) in connection with this initial election to the Board of Directors and options to purchase an additional 3,000 shares (which vest equally over three years) for each year of service thereafter under the Company's 1995 Directors' Stock Option Plan (the '1995 Directors Plan'). In addition, pursuant to the Company's 1995 Bonus/Fee Plan, effective as of May 26, 1998, the Company granted to Alan Vituli, a director of the Company, and the Chairman and Chief Executive Officer of Carrols, options to purchase 2,769 Shares at a per share exercise price of $4.875, exercisable immediately. Such options were granted in lieu of his $12,500 annual retainer and $1,000 payment for the Board of Directors meeting attended in person. On April 1,1998, Ronald Miller, a director of the Company, exercised certain warrants for 55,263 Shares. As of June 5, 1998, all current officers and directors of the Company as a group held options to purchase an aggregate of 470,298 Shares (of which options for approximately 133,375 shares have an exercise price of $13.50 per share) at an average exercise price of $7.17, all of which will vest and become immediately exercisable upon the consummation of the Merger.

EMPLOYMENT AGREEMENTS

     In September 1995, the Company entered into an employment agreement with Nicholas A. Castaldo to serve as the Company's President and such agreement was amended on May 7, 1997 (collectively, the 'Agreement'). The Agreement is for an initial term expiring on September 30, 1998. It may be extended by the Company for successive additional one-year terms. Pursuant to the agreement, Mr. Castaldo received a base annual salary of $250,000. Mr. Castaldo is eligible for bonuses of up to 40% of his base salary based upon the achievement of certain individual and corporate performance standards. Mr. Castaldo also received (i) 200,000 stock options with an exercise price of $4.50 per share, which options vest over four years commencing September 30, 1997, and (ii) 25,000 shares of restricted stock, which vest over three years commencing September 30, 1998, all of which options and restricted stock shall vest upon the consummation of the Merger. Additionally, he receives a monthly car allowance. Mr. Castaldo has also agreed not to compete with the Company during his employment with the Company and for a period of two years following his termination of employment with the Company.

     Nicholas A. Castaldo's employment agreement provides that so long as he is employed by the Company and is in compliance with this agreement, the Board of Directors will take all action necessary to nominate him to serve as a director of the Company. He was first elected to the Board of Directors at the meeting of Shareholders in May 1996. There are no other arrangements or understandings with the Company with respect to the selection of officers and directors.

     In connection with the Merger, Carrols has agreed to continue to employ Mr. Drew, the Company's Chief Financial Officer, in his current capacity through the one month anniversary of the closing of the Merger and to pay Mr. Drew half of his full maximum annual bonus due plus a lump sum severance payment upon his departure equal to his annual base salary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Alan Vituli and Craig M. Nash are members of the Compensation Committee. Alan Vituli is the Chairman and Chief Executive Officer of Carrols, with which the Company had an exclusive franchise development agreement. See 'Certain Relationships and Related Transactions--Related Party Agreement.'

LONGTERM INCENTIVE AND PENSION PLAN

     The Company has no long-term incentive or pension plans.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  Compensation Philosophy

     The three principal components of compensation the Company provides to its executive officers are salary, bonus and equity (in the form of options or restricted stock). These components are designed to facilitate fulfillment of the compensation objectives of the Company's Board of Directors and the Compensation Committee, which objectives include (i) attracting, motivating and retaining competent and highly qualified management in a competitive environment, (ii) recognizing individual initiative and achievement, (iii) rewarding management for short and long-term accomplishments, and (iv) aligning performance objectives, including earnings growth.

     The Compensation Committee endorses the position that equity ownership by management is beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. This alignment is amplified by the extensive holdings by management of Company Common Stock and stock options. Base salaries for new management personnel are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for managerial talent, including a comparison of base salaries for comparable positions at similar companies of comparable sales and capitalization. Annual bonuses are determined and awarded by evaluating the performance of the executive officer, the performance of the Company (and the executive officer's contribution to such performance), the competitive marketplace, compliance with specific requirements in employment agreements and the responsibilities assumed by the executive officer consistent with the policies enumerated herein. The Compensation Committee is finalizing a structured senior executive officer bonus plan that factors in both a quantitative measure of the Company's performance and an objective measure of the officers performance.

  Chief Executive Officer Compensation

     For the 1997 fiscal year, Larry J. Harris, the Chairman of the Board and Chief Executive Officer of the Company received $200,000 in salary and $180,000 in bonus. The Compensation Committee did not award Mr. Harris any stock-based compensation because, as one of the Company's largest shareholders, the Compensation Committee believed that Mr. Harris' interests were already aligned with those of the shareholders of the Company.

     Pursuant to the Confidentiality Agreement described in the Schedule 14D-9 (see 'Non-Competition and Confidentiality Agreement'), Carrols has agreed to pay Mr. Harris (i) in full his current salary and benefits until the consummation of the Merger and (ii) his accrued bonus of $90,000 pursuant to the Company's Executive Bonus Plan in full satisfaction of any and all obligations of the Company to pay Mr. Harris a bonus for the 1998 fiscal year, which bonus will be payable within five business days after the date that Carrols pays for and acquires any Shares pursuant to the Offer.

  Stock Options

     During the 1997 fiscal year, the Company granted an aggregate of 20,000 options to purchase Common Stock to its executive officers. The grant was approved by the Compensation Committee, based upon a recommendation by the Company's Chief Executive Officer. The grant was at $4.50 per share which was higher than the market price of the Common Stock on the date of the grant.

     In December 1993, the Internal Revenue Service issued proposed regulations concerning compliance with Section 162(m) generally disallows a public company's deduction for compensation to any one employee company's shareholders. None of the Named Executive Officers presently receives, and, except as otherwise set forth in the Schedule 14D-9, the Compensation Committee does not anticipate that any of such persons will receive, annual cash compensation in excess of the $1.0 million cap provided in Section 162(m). Each of the Company's stock options and stock award plans is in compliance with the requirements of Section 162(m).

PERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total shareholder return on The NASDAQ Composite Stock Index and The Media General Restaurant Industry Stock Index commencing on October 19, 1993 (the first day the Common Stock began trading on The NASDAQ Stock Market) and ended December 28, 1997. The graph assumes a $100 investment on October 19, 1993 in each of Pollo Tropical, Inc. Common Stock, The NASDAQ Stock Market Index and the Media General Restaurant Index.

                                                         10/19/93    12/31/93    12/30/94    12/29/95    12/29/96    12/31/97
                                                         --------    --------    --------    --------    --------    --------
Pollo Tropical, Inc...................................     $100        $102        $ 50        $ 22        $ 11        $ 43
Nasdaq Stock Market Index.............................     $100        $100        $ 97        $138        $170        $208
Media General Restaurant Index........................     $100        $103        $ 93        $127        $128        $134

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the March 27, 1998, information with respect to the beneficial ownership of the Company's Common Stock by (i) the Company's Chief Executive Officer and each of the other 'Named Executive Officers' (as defined in 'Executive Compensation--Summary Compensation Table' above), (ii) each director of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each holder of five percent (5%) or more of the Company's outstanding shares of Common Stock. The Company is not aware of any beneficial owner of more than five percent of the outstanding shares of Common Stock other than as set forth in the following table.

                                                                                           AMOUNT
                                                                                         AND NATURE      PERCENT OF
                                                                                        OF BENEFICIAL    OUTSTANDING
NAME OF BENEFICIAL OWNER(1)                                                             OWNERSHIP (2)      SHARES
-------------------------------------------------------------------------------------   -------------    -----------
Larry J. and Molly Harris (3)........................................................     1,227,181          15.0%
Stuart I. and Mary Harris (4)........................................................     1,326,762          16.2%
Nicholas A. Castaldo (5).............................................................        56,000           *
William Carl Drew (6)................................................................        35,000           *
Glenn Rozansky (7)...................................................................       150,736           1.8%
William Walton (8)...................................................................         9,100           *
Ronald L. Miller (9).................................................................        87,263           1.1%
Craig M. Nash (10)...................................................................        23,500           *
Alan Vituli (11).....................................................................        24,154           *
Clayton E. Wilhite (12)..............................................................         6,000           *
All directors and executive officers as a group (10 persons).........................     2,945,696          36.0%
Dimensional Fund Advisors, Inc. (13).................................................
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401                                                                    509,000           6.2%

------------------

*Less than 1%

 (1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Pollo Tropical, Inc., 7300 North Kendall Drive, 8th Floor, Miami, Florida 33156.

 (2) Unless otherwise indicated, each person has sole voting and investment power with respect to the shares indicated. Execpt as noted below, the number of shares indicated includes shares of Common Stock subject to stock options granted pursuant to the Company's 1993 Stock Option Plan, the Company's 1995 Stock Option Plan and the Company's 1995 Directors' Stock Option Plan that are presently exercisable or exercisable within 60 days.

 (3) The number of shares indicated (i) excludes approximately 300,918 shares of Common Stock held in trust for the benefit of Larry and Molly Harris' children, with respect to which Mr. and Mrs. Harris disclaim beneficial ownership, and (ii) includes 80,025 shares of Common Stock issuable to Mr. Harris upon exercise of presently exercisable options.

 (4) The number of shares indicated (i) excludes approximately 198,879 shares of Common Stock held in trust for the benefit of Stuart and Mary Harris' children, with respect to which Dr. and Mrs. Harris disclaim beneficial ownership, (ii) includes 1,248,442 shares of Common Stock owned by Harris Family Investments, Ltd., a family limited partnership of which Harris Family Investements, Ltd., is the sole general partner and 24,970 shares of Common Stock owned by Harris Family Investments, Inc. Because of its power to vote, control and dispose of such shares, Harris Family Investements, Inc. may be deemed to be the beneficial owner, Dr. and Mrs. Harris are the only shareholders, directors and officers of all of such shares, of all of such shares beneficially owned by Harris Family Investments, Inc., and
     (iii) includes 53,350 shares of Common Stock issuable upon exercise of presently exercisable options.

 (5) The number of shares indicated (i) includes 25,000 shares of restricted Common Stock awarded to Mr. Castaldo pursuant to the Company's 1995 Restricted Stock Award Plan, which vest over three years commencing September 30, 1998 and for which Mr. Castaldo has voting power, (ii) includes 1,000 shares owned directly by Mr. Castaldo, (iii) includes 30,000 shares of Common Stock issuable upon exercise of presently exercisable options, and (iv) excludes 170,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Castaldo which become exercisable over three years, commencing September 30, 1998.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (6) The number of shares indicated (i) includes 25,000 shares owned directly,
     (ii) includes 10,000 shares of Common Stock issuable upon exercise of presently exercisable options, (iii) excludes 20,000 shares of Common Stock issuable pursuant to stock options granted Mr. Drew which become exercisable over two years, commencing April 15, 1999, and (iv) excludes 10,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Drew which become exercisable over three years, commencing February 4, 1999.

 (7) The number of shares indicated (i) includes 109,736 shares owned directly, and (ii) includes 41,000 shares of Common Stock issuable upon exercise of presently exercisable options. Glenn Rozansky resigned as an officer of the Company effective December 28, 1997.

 (8) The number of shares indiciated includes 9,100 shares of Common Stock issuable upon exercise of presently exercisable options, which are exercisable by Mr. Walton's estate. Mr. Walton served as the Company's Vice President of Operations until his death in January 1998.

 (9) The number of shares indicated (i) includes 2,000 shares owned directly,
     (ii) includes 10,000 shares owned by Sheila Miller, his wife, (iii) includes 55,263 shares owned by Miller Advisory Corp. Pension Plan and Trust, of which Mr. Miller is the majority shareholder, (iv) includes 20,000 shares issuable upon exercise of presently exercisable options held by Mr. Miller and (v) excludes 4,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Miller which become exercisable over two years, commencing May 31, 1998.

(10) The number of shares indicated (i) includes 20,000 shares issuable upon exercise of presently exercisable options, (ii) includes 1,500 shares owned directly, (iii) includes 2,000 shares owned by his wife, and (iv) excludes 4,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Nash which become exercisable over two years, commencing May 31, 1998.

(11) The number of shares indicated (i) includes 24,154 shares issuable upon the exercise of presently exercisable options, and (ii) excludes 4,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Vituli which become exercisable over two years, commencing May 31, 1998.

(12) The number of shares indicated (i) includes 6,000 shares issuable upon the exercise of presently exercisable options, (ii) excludes 10,000 shares of Common Stock awarded to Mr. Wilhite pursuant to the Company's 1995 Directors' Stock Option Plan which become exercisable over two years, commencing August 12, 1998, and (iii) excludes 2,000 shares of Common Stock issuable pursuant to stock options granted to Mr. Wilhite which become exercisable over two years, commencing May 22, 1999.

(13) The number of shares indicated includes (i) 359,800 shares owned directly,
     (ii) 70,300 shares owned by DFA Investment Dimensions Group, Inc., and (ii) 78,900 shares owned by The DFA Investment Trust Company, as set forth in the Schedule 13G delivered to the Company in February 1998, and not independently verified.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY AGREEMENT

     In December 1994, the Company entered into an exclusive franchise development agreement with Carrols. The Company received $120,000 in initial franchise fees during the 1994 fiscal year from Carrols. No payments were due or made during the 1995 and 1996 fiscal years. In April 1997, the Company recognized $25,000 for forfeitures of exclusivity fees when the franchise development agreement with Carrols was terminated and returned $95,000 of the initial franchise fees to Carrols. Alan Vituli, a director of the Company and a member of the Company's Compensation Committee, is the Chairman and Chief Executive Officer of Carrols. Clayton Wilhite, a director of the Company, serves as a member of the board of directors of Carrols.

     During Fiscal 1997, the Company entered into an agreement to purchase certain rights relating to parking, exclusivity and option terms for $150,000 from Verde Properties Limited Company ('Verde Properties'). Larry

Harris, the Company's Chairman and Chief Executive Officer and Stuart Harris, the Company's Vice Chairman and Secretary, are part owners of Verde Properties.

RELATED PARTY LEASE

     The Company leases the land on which its Dadeland restaurant is located from Verde Properties. The lease expires in 2009, subject to three five-year renewal periods at the Company's option. The lease provides for a monthly rental of $8,050 in 1996 and $8,050 in 1997, plus sales tax, increasing every five years to $10,646 per month for the final five-year period of the intial term, and obligates the tenant to pay real estate taxes. Under the terms of the lease, the Company paid rents to Verde Properties of $91,350 in the fiscal year ended December 31, 1995, $96,600 in the fiscal year ended December 29, 1996 and $96,600 in the fiscal year ended December 28, 1997. The assets of the restuarant are collateralized under the terms of the lease.

     The Company believes that the terms of the foregoing arrangements are at least as favorable as those that it could obtain from nonaffiliated third parties. All business transactions with affiliates of the Company require the approval of a majority of the Company's nonemployee directors and must be on terms no less favorable than could be obtained from nonaffiliated third parties.

                                                                         ANNEX B

May 29, 1998
Special Committee of the Board of Directors
Pollo Tropical, Inc.
7300 North Kendall Drive
Miami, Florida 33156

Gentlemen:

     We understand that Carrols Corporation, a Delaware corporation ('Buyer'), and Pollo Tropical, Inc., a Florida corporation ('Seller'), propose to enter into an Agreement and Plan of Merger pursuant to which (i) Buyer will promptly commence a tender offer (the 'Tender Offer') to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Seller ('Seller Common Stock') for $11.00 per share in cash (the 'Tender Offer Consideration') and (ii) as promptly after the completion of the Tender Offer as practicable, Buyer will cause Seller to merge into Buyer (the 'Merger'). Pursuant to the Merger, the then outstanding shares of Seller Common Stock (other than shares held in treasury, shares held by Buyer and shares held by dissenting shareholders) will be converted into the right to receive $11.00 per share in cash (the 'Merger Consideration'). The Tender Offer and the Merger are collectively referred to herein as the 'Transaction', and the Tender Offer Consideration and the Merger Consideration are collectively referred to herein as the 'Consideration'. The terms and conditions of the Transaction as we understand them are set forth in more detail in the draft Agreement and Plan of Merger provided to us by Seller's legal counsel (the 'Merger Agreement').

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of Seller (other than Buyer or its affiliates) pursuant to the Transaction is fair to such shareholders from a financial point of view, as of the date hereof.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller, including the consolidated financial statements for recent years and interim periods through March 29, 1998, and certain other relevant financial and operating data relating to Seller made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the draft Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock; (iv) compared Seller from a financial point of view with certain other companies in the restaurant industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the restaurant industry which we deemed to be comparable, in whole or in part, to the Transaction; (vi) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller, furnished to us by management of Seller, including the business plan and related assumptions of Seller; (vii) made inquiries regarding and discussed the Transaction and the draft Merger Agreement and other matters related thereto with Seller's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller provided to us by management of Seller, upon your advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Seller as to the future financial performance of Seller and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller's assets, financial condition, results of operations, business or prospects since the respective dates of its last financial statements made available to us. We have relied on advice of the counsel and the independent accountants to Seller as to all legal, tax and financial reporting matters with respect to Seller, the Merger, the Tender Offer and the draft Merger Agreement. We have assumed that the Merger and the Tender Offer will be consummated in a manner that complies in all respects with the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller, nor have we

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
been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligations to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Tender Offer and the Merger each will be consummated in accordance with the terms described in the draft Merger Agreeement, without any amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

     We have acted as a financial advisor to Seller in connection with the Transaction and will receive a fee for our services, including for rendering this opinion, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of our business, we trade the equity securites of Seller for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offers of securities of Seller. Additionally, we may participate directly or indirectly in arranging, underwriting or providing debt or equity financing to Buyer in connection with the Transaction or in connection with subsequent financing (or refinancing) transactions involving Buyer.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the shareholders of Seller (other than Buyer or its affiliates) pursuant to the Transaction is fair to such shareholders from a financial point of view, as of the date hereof.

     This opinion is directed to the Special Committee of the Board of Directors of Seller in connection with its consideration of the Transaction and is not a recommendation to any shareholder (i) as to whether such shareholder should tender any Seller Common Stock into the Tender Offer or (ii) as to how such shareholder should vote with respect to the Merger. Shareholders of Seller are neither addressees nor intended beneficiaries of our opinion (which is addressed solely to the members of the Special Committee of the Board of Directors of Seller for their personal use in connection with their review and approval of the Transaction) or our underlying financial analysis, and no shareholder of Seller may rely or allege any reliance on our opinion or analysis (in connection with such shareholder's consideration of the merits of the Transaction or otherwise). Further, this opinion addresses only the financial fairness of the Consideration to the shareholders of Seller (other than Buyer or its affiliates) as of the date hereof, and does not address any other aspect of the Transaction including, without limitation, the relative merits of the Transaction, any alternatives to the Transaction or Seller's underlying decision to proceed with or effect the Transaction. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in its entirety in any Schedule 14D-9 or proxy statement filed by Seller with the Securities and Exchange Commission in connection with the Tender Offer or the Merger that requires a description of the factors considered by the Special Committee of the Board of Directors of Seller in connection with its approval of the Transaction.

                                          Very truly yours,


                                          /s/ NationsBanc Montgomery
                                          Securities LLC

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